Mail Stop 3628

May 13, 2008

Charles A. Jett, Jr.
Chairman of the Board, President
 and Chief Executive Officer
Emageon Inc.
1200 Corporate Drive, Suite 200
Birmingham, Alabama 35242

> Re: **Emageon Inc.**
>   **Preliminary Proxy Statement on Schedule 14A**
>   **Filed on May 12, 2008**
>   **File No. 000-51149**

Dear Mr. Jett:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Please revise your filing to indicate that the proxy statement and form of proxy are preliminary copies. See Rule 14a-6(e)(1).

2.   In your letter to stockholders and on page 1 of your proxy statement, you refer to Davenport Partners and its affiliates as "activist" hedge funds. Please clarify for your investors the meaning of this term.

Proposal 1: Election of Directors, page 4

3.   On page 5, you state that the Board is not aware of any nominee for election to the board of directors who is unable to serve or will decline to serve as a director. Please confirm that each of your nominees has consented to being named in your proxy statement and to serve if elected. See Rule 14a-4(d).

Background and Experience of Our Board Members, page 5

4.   Please disclose with specificity the principal occupation and employment of Mr. French, and the dates of his tenure in those positions, between May 2004 and July 2007.

Stockholder Recommendations for Nominations to the Board, page 9

5.   In the second to last paragraph of this section, please disclose the dates on which certain of your independent directors, as well as certain of your officers, held conversations with representatives of Oliver Press Partners. Please also disclose the substance of these meetings.

6.   Please disclose the means by which you determined that the nominees of Oliver Press Partners do not satisfy the criteria established by the Board for its director nominees. Please also disclose which criteria you determined that those nominees did not meet and the reasons why the Board determined not to endorse those nominees.

7.   Please disclose which directors and/or nominating committee members, if any, dissented from the determination not to endorse the Oliver Press Partners nominees, and the reasons for their dissent.

Compensation of Executive Officers and Directors, page 14

8.   Discuss the nature and scope of Mercer's engagement and clarify whether Mercer was provided with any instructions or directions with respect to the performance of its duties under the engagement. See Item 7(d) of Schedule 14A and Item 407(e)(3)(iii) of Regulation S-K.

2007 Compensation, page 16

9.   In the first paragraph on page 17, you describe assessments of salaries paid to executives in comparable industries and you refer to compensation surveys consulted by your compensation committee. To the extent you made such assessments or referred to such surveys in setting 2007 and/or 2008

compensation, please disclose the identities of these industries and surveys. See Item 402(b)(2)(xiv) of Regulation S-K.

Sales Incentive Compensation Plan, page 22

10.   Please disclose with greater specificity the material features of the compensation plan for Mr. Grubb, including the percentages of new sales to which he was entitled during the fiscal years ended December 31, 2007 and 2006.

*   *   *   *   *

As appropriate, please amend your filing in response to these comments within 10 business days. You should provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

You may contact David L. Orlic, Special Counsel, at (202) 551-3503 if you have any questions regarding our comments, or, if you require further assistance, you may call me at (202) 551-3345.

Sincerely,

Michael K. Pressman
Special Counsel
Office of Mergers and Acquisitions

cc: Via facsimile: (404) 541-3402
        David A. Stockton, Esq.
        Kilpatrick Stockton LLP